Linkio

Have a service need? Get offers from companies and freelancers in one app!

Technology   Main Street   Software   Marketplace   App

f @ LINKIO.APP   MIAMI FLORIDA



This idea came from our co-founders' father and his struggle to find work, even though he is extremely talented in many different ways. We care because we want to provide the entire world an opportunity to take advantage of their talents, knacks and gifts in order to make a difference in their lives.

Manny Villaverde Director of Growth and Development @ Linkio

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Why you may want to support us...

1 Proven business model. The current business model has been tested and proven with Linkio's current launch in October 2019.

2 Scaleability to expand nationally and internationally.

3 Linkio's ability to cross enter multiple market shares allows for exponential growth potential.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Manny Villaverde
Director of Growth and Development
Leading the business growth and development team. Manny graduated SUNY at Buffalo School of Pharmacy in Buffalo, NY. Manny comes with over ten years in retail operations.




Landy Abreus
CEO




Nandy Abreus
Consumer relations

SEE MORE

Downloads

Pitch Deck Dec 2020 compressed.pdf

Why we created Linkio.

We came from Cuba 16 years ago. Our dad had to learn a profession to sustain our family in this new world. He became a house painter while my brother Nandy and I were in school. Trying to help our dad to find clients to paint their homes, Nandy calls me one day with the idea of a user-friendly app for services. After downloading all the other apps available at the time, it was clear that we could do better.

As we started developing it, it became clear that Linkio was much bigger than a home improvement app. In the first three months of Linkio going live, our dad made over $1,500 from jobs not even related to painting. A new source of income for who has been painting homes for over a decade! In the new gig-economy world, Linkio will have no rivals.

From pharmacy to an app designer.

As soon as hanged-up the phone with Nandy, I called my lawyer and asked him to help me create the organization. The same night, I started thinking about names, who was I going to interview to be part of the team and started drawing the first designs. Two days later, I sent the first draft to Sofmen Inc. to begin development.

I am a pharmacist, but we can all learn new things, right? I was helping patients during the day and designing the app during the night. It took me a year to get the hang of it, but on October 16th, we launched our first version of the app! And here I am, still trying to learn

October 16th, we launched our first version of the app! And here I am, still trying to learn how to design :)


Home screen - The design evolution
October 12th 2018
December 1st 2018
April 8th 2019
October 16 2019

The harder you work, the better it gets!

Validating an idea.

We knew that Linkio was an awesome idea, but what about everyone else? The answer: they loved it! Seven months after creating the company, we asked our friends and families if they would invest in Linkio. We showed them the designs, the idea, the potential, and without even a working beta, we raised over $500,000 in 3 weeks! More than 60 investors from different backgrounds joined forces to help us build and launch the app. I will be forever grateful for their trust and support.



The Linkio team, investors, and friends.

That moment when you hear its first words.

"Hi, I'm your provider from Linkio. I'm 5 minutes away!"...I wanted to have the experience as a client, and I had this nightstand from IKEA that was seated at a corner for literally three months waiting to be assembled. So I took the phone, took a picture, and posted: "Nightstand needs assembly". In less than 5 minutes, I got an offer, and two more shortly after. I was anxious to see if it would really work, so I accepted one from who turned out to be a college student. She sent me a message through the app as soon as I accepted her offer, and when she was 5 minutes from my home, I got the call. I couldn't contain my emotions when she said those words. I was so focused on the app, the analytics of everything, a million other things that what she said caught me by surprise. Linkio was alive, and I didn't realize it.


Completed
22F9A2
Assemble Nightstand
24E5B2

My first post! Notice how the app even had an image bug at the time. :o

Version 3.0

After validating the idea with over 160 jobs completed and more than $12,000 in sales, after analyzing all the data collected since our test launch, after listening to our users, and with a better understanding of our business model, we are ready for version 2.0! It will come with a lot of improvements and amazing new features that are already under works, and it will be the version that we'll be sharing with the rest of the nation hopefully very soon. If you are in the Miami area, go and download the Linkio app, and see for yourself why this is the best time to invest in our company! Let's change the way we get things done together!

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

Linkio connects those in need of a service with ANYONE who can provide it. With just a picture and a description, you can receive offers from both companies and freelancers in a matter of minutes. Don't overpay for services when you can get a freelancer to do it for less, and continue with your busy life while all these providers compete for your business. Linkio, making life easier and more affordable.

Where will your company be in 5 years? ⌄

As a company, Linkio would like to have expanded nationally in the US in all 50 states as well as internationally into at least 10 different countries.

Why did you choose this idea? ⌄

This idea came from our co-founders' father and his struggle to find work, even though he is extremely talented in many different ways. We care because we want to provide the entire world an opportunity to take advantage of their talents, knacks and gifts in order to make a difference in their lives.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Linkio is a great idea now because as the world's economies shift as they have been so dynamically; the on-demand gig sharing economy is showing signs of strength and exponential growth. Linkio aims to eliminate many of the current barriers that exist in the gig-sharing world by allowing people to send in their best offers to get the job done. Linkio is what we call: Catego-Free. We believe that just because by trade a person is an accountant, that doesn't mean that they do not have a knack for landscaping or even sewing. Hence, we allow our users to post their specific requests in an open format in order to let anyone who has a knack for it to be able to send in their best offer and get it done conveniently and affordably.

How far along are you? What's your biggest obstacle? ⌄

Linkio officially launched in Miami, Fl on October 16, 2019. Since then we have over 13,000 app downloads, over 3,200 registered users and over $12,000 worth of jobs completed. Linkio's biggest challenge is its current funding. We are raising $400,000 in order to continue our app development, operational costs, marketing efforts as well as expanding Linkio outside of the Miami area.

Who competes with you? What do you understand that they don't? ⌄

Our main competitors are Thumbtack, which gives you good references, but it is usually expensive and not immediate. Takl is convenient as it has set prices and providers ready to work, but it is costly. TaskRabbit charges you per hour, and it is hard to determine the cost of a project, and Handy is similar to Thumbtack. Linkio understands that people want to get things done efficiently, correctly and affordably. Linkio allows the users to achieve this as well as giving them the ultimate experience that they are getting the best possible market price for their request.

How will you make money? ⌄

25% commission based business model. Clients pay a 10% service fee and the provider a 15% commission. Always once the job is completed, never leads! Linkio is free to download, free to register, and free to post jobs or make offers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Linkio's biggest risk is to run out of operating capital. By running out of capital, Linkio can face multiple delays in further development and marketing efforts leading to delays in brand recognition and consumer acquisition. Another risk that Linkio has to overcome is having the consumer understand that they have the freedom to choose who they want for the job to be completed. In this day in age, consumers are constantly pointed to a certain choice instead of allowing consumers to freely chose based off their own preferences.
